FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2008

Commission File Number: 001-33911

RENESOLA LTD

No. 8 Baoqun Road, YaoZhuang

Jiashan, Zhejiang 314117

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

RENESOLA LTD

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RENESOLA LTD

By:	/s/ Xianshou Li
Name:	Xianshou Li
Title:	Chief Executive Officer

Date: July 31, 2008

Exhibit 99.1

ReneSola Ltd Announces Notice of Annual General Meeting

JIASHAN, China, July 31, 2008 – ReneSola Ltd (“ReneSola” or the “Company”), a leading global manufacturer of solar wafers, today announced that on 30 July 2008 it distributed to shareholders the notice of its annual general meeting (“AGM”) to be held at the offices of Latham & Watkins LLP, 41/F, One Exchange Square, 8 Connaught Place, Central, Hong Kong at 10:00 a.m. (China Standard Time) on 29 August 2008.

Accompanying the notice of AGM is a proxy form, form of direction for completion by holders of depository interests, a poll card for use at the AGM and a letter from the Company’s chairman explaining certain proposed amendments to ReneSola’s Memorandum and Articles of Association.

The proposed changes to the Company’s Memorandum and Articles of Association reflect the fact that the Company is now dual listed, being quoted on the AIM market and listed on the New York Stock Exchange. The principal changes relate to the Company’s accounting procedures. Otherwise the changes are of a minor nature and do not materially affect shareholders’ rights or obligations.

Copies of the letter to shareholders, notice of AGM, form of direction, proxy form and poll card are available on ReneSola’s website www.renesola.com.

About ReneSola

ReneSola Ltd (“ReneSola”) is a leading global solar wafer manufacturer. Capitalizing on proprietary technologies and technical know-how, ReneSola manufactures monocrystalline and multicrystalline solar wafers, which are thin sheets of crystalline silicon material primarily used in the production of solar cells. In addition, ReneSola strives to enhance its competitiveness through upstream integration into virgin polysilicon manufacturing. ReneSola possesses a global network of suppliers and customers that include some of the leading global manufacturers of solar cells and modules. ReneSola’s shares are currently traded on the New York Stock Exchange (NYSE: SOL) and the AIM of the London Stock Exchange (AIM: SOLA). For more information about ReneSola, please visit http://www.renesola.com.

For investor and media inquiries, please contact:

In China:

Mr. Charles Bai

ReneSola Ltd

Tel:      +86-573-8477-3061

E-mail: charles.bai@renesola.com

Mr. Derek Mitchell

Ogilvy Financial, Beijing

Tel:      +86-10-8520-6284

E-mail: derek.mitchell@ogilvy.com

In the United States:

Mr. Jeremy Bridgman

Ogilvy Financial, New York

Tel:      +1-212-880-5363

E-mail: jeremy.bridgman@ogilvypr.com

In the UK:

Mr. Tim Feather/Mr. Richard Baty

Hanson Westhouse Limited

Tel:      +44-0-20-7601-6100

E-mail: tim.feather@hansonwesthouse.com/richard.baty@hansonwesthouse.com

4